Exhibit 99.1

CooTek Announces First Quarter 2019 Unaudited Results

SHANGHAI, China, June 3, 2019 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•                      Net revenue was US$40.0 million, an increase of 83% from US$21.9 million during the same period last year.

•                      Gross profit was US$36.5 million, an increase of 106% from US$17.7 million during the same period last year. Gross profit margin was 91.2%, an increase of 10.4% year-over-year.

•                      Net income was US$0.2 million, compared to US$1.4 million during the same period last year.

•                      Adjusted net income1 (Non-GAAP) was US$1.3 million, compared to adjusted net income (Non-GAAP) of US$1.7 million during the same period last year.

First Quarter 2019 Operational Highlights

•                      The average daily active users (“DAUs”) of the Company’s global products2 were 169.0 million in March 2019 compared to 120.3 million in March 2018, an increase of 40% year-over-year.

•                      The average monthly active users (“MAUs”) of the Company’s global products2 were 252.1 million in March 2019 compared to 176.0 million in March 2018, an increase of 43% year-over-year.

•                      The average DAUs of the Company’s portfolio products3 were 23.1 million in March 2019 compared to 4.6 million in March 2018, an increase of 402% year-over-year.

•                      The average MAUs of the Company’s portfolio products3 were 59.8 million in March 2019 compared to 14.4 million in March 2018, an increase of 315% year-over-year.

•                      The user engagement4 of the Company’s portfolio products in March 2019 was approximately 39%, compared to approximately 32% in March 2018 and approximately 37% in December 2018.

•                      The average DAUs of TouchPal Smart Input were 145.9 million in March 2019 compared to 115.7 million in March 2018, an increase of 26% year-over-year.

•                      The average MAUs of TouchPal Smart Input were 192.3 million in March 2019 compared to 161.6 million in March 2018, an increase of 19% year-over-year.

•                      The user engagement of TouchPal Smart Input in March 2019 was approximately 76%, compared to approximately 72% in March 2018 and approximately 74% in December 2018.

1  “Adjusted net income” (Non-GAAP) is a non-GAAP measure, which is defined as net income excluding share-based compensation and compensation expense related to ordinary share repurchase. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

3  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

4  User engagement is calculated by dividing DAUs by MAUs of certain products for a certain period.

	Portfolio Products			TouchPal Smart Input
	DAUs	MAUs	User Engagement	DAUs	MAUs	User Engagement
	(in millions, except for the percentages)
Mar’ 17	0.1	0.5	20.0%	61.7	96.6	63.9%
Jun’ 17	0.3	0.8	37.5%	75.3	113.8	66.2%
Sep’17	0.7	2.3	30.4%	88.7	131.6	67.4%
Dec’17	2.9	9.4	30.9%	101.9	148.2	68.8%
Mar’ 18	4.6	14.4	31.9%	115.7	161.6	71.6%
Jun’ 18	7.3	22.2	32.9%	125.4	171.7	73.0%
Sep’18	11.0	33.7	32.6%	132.9	180.0	73.8%
Dec’18	16.9	46.1	36.7%	140.8	190.5	73.9%
Mar’ 19	23.1	59.8	38.6%	145.9	192.3	75.9%

•                      Portfolio products continued to be the main driver of revenue growth, contributing nearly 74% to the total revenue.

“We had a strong start of the year despite the usual seasonality of our first quarter,” commented Mr. Karl Zhang, CooTek’s Co-Founder and Chairman. “Revenue reached US$40 million, an increase of 83% year-over-year as our global user base kept growing fast and DAUs of our portfolio products reached 23 million in March, a growth of nearly 37% quarter-over-quarter.”

“Our priority at this stage, as we mentioned last quarter, is to invest to further expand our user base rapidly and to build a solid growth platform which can drive our long-term success. User growth during the quarter exceeded our expectations, validating our strategy. During the quarter, we also made progress in building up our own ad ecosystem by launching CooTek Ads Platform, our proprietary ad serving platform.” concluded Mr. Zhang.

First Quarter 2019 Financial Results

Net Revenues

(in US$ thousands, except percentage)	1Q 2019	4Q 2018	1Q 2018	QoQ % Change	YoY % Change

Mobile Advertising Revenue	39,377	46,487	20,825	(15%)	89%
Other Revenue	660	558	1,094	18%	(40%)
Total Net Revenues	40,037	47,045	21,919	(15%)	83%

Net revenues for the first quarter were US$40.0 million, an increase of 83% from US$21.9 million during the first quarter of 2018 and a decrease of 15% from US$47.0 million last quarter. The sequential decrease was primarily due to the seasonality of our mobile advertising business.

Mobile advertising revenue for the first quarter was US$39.4 million, an increase of 89% from US$20.8 million during the first quarter of 2018 and a decrease of 15% from US$46.5 million last quarter. The year-over-year increase was primarily due to the rapid growth in the number of DAUs of portfolio products and improvement of the user engagement.

Portfolio products accounted for approximately 75%, TouchPal Smart Input accounted for approximately 18% and TouchPal Phonebook accounted for approximately 7% of the mobile advertising revenue for the first quarter of 2019.

Cost and Operating Expenses

	1Q 2019		4Q 2018		1Q 2018		QoQ %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	YoY % change

Cost of revenues	3,541	8%	3,487	7%	4,210	19%	2%	(16%)
Sales and marketing	27,378	68%	31,838	68%	10,691	49%	(14%)	156%
Research and development	6,616	17%	5,833	12%	3,829	17%	13%	73%
General and administrative	2,344	6%	3,625	8%	1,862	8%	(35%)	26%
Other operating income, net	(68)	(0%)	(1,526)	(3%)	(22)	0%	(96%)	209%
Total Cost and Expenses	39,811	99%	43,257	92%	20,570	93%	(8%)	94%

Share-based compensation expenses by function
Cost of revenues	18	0.0%	15	0.0%	8	0.0%	20%	125%
Sales and marketing	59	0.1%	55	0.1%	7	0.0%	7%	743%
Research and development	918	2.3%	621	1.3%	196	0.9%	48%	368%
General and administrative	148	0.4%	120	0.3%	66	0.3%	23%	124%
Total share-based compensation expense	1,143	2.9%	811	1.7%	277	1.3%	41%	313%

Cost of revenues for the first quarter was US$3.5 million, a decrease of 16% from US$4.2 million during the same period last year and a slight 2% increase from US$3.5 million last quarter. The year-over-year decrease was mainly due to a decrease in VoIP-related expenses as a result of continuous improvement in telecommunication services utilization efficiency. The sequential increase was primarily due to an increase in operational and maintenance expenses as the Company’s businesses expanded.

Gross profit for the first quarter was US$36.5 million, a 106% increase from US$17.7 million during the same period last year and a decrease of 16% from US$43.6 million last quarter.  Gross profit margin was 91.2%, compared to 80.8% in the same period last year and 92.6% last quarter.

Sales and marketing expenses for the first quarter were US$27.4 million, an increase of 156% from US$10.7 million during the same period last year and a decrease of 14% from US$31.8 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 68% compared with 49% during the same period last year, and was flat compared with last quarter. The year-on-year increase in sales and marketing expenses as a percentage of total net revenue was primarily due to the increased investment in user acquisition.

Research and development expenses for the first quarter were US$6.6 million, an increase of 73% from US$3.8 million during the same period last year and an increase of 13% from US$5.8 million last quarter. The year-on-year and sequential increases were primarily due to the increased cost associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 17%, as compared to 17% during the same period last year and 12% compared to last quarter.

General and administrative expenses for the first quarter were US$2.3 million, an increase of 26% from US$1.9 million during the same period last year and a decrease of 35% from US$3.6 million last quarter. The sequential decrease was mainly due to a decrease in general and administrative payroll and professional services and administrative expenses. As a percentage of total net revenue, general and administrative expenses accounted for 6%, compared to 8% during the same period last year and 8% during last quarter.

Other operating income, net for the first quarter was US$0.07 million, increased from US$0.02 million during the same period last year and decreased from US$1.5 million last quarter. It mainly consisted of government subsidies the Company received.

Net income for the first quarter was US$0.2 million, as compared with US$1.4 million during the same period last year and to US$3.8 million last quarter.

Adjusted net income, a non-GAAP financial measure, represents net income (loss) excluding share-based compensation. Adjusted net income for the first quarter was US$1.3 million, a decrease of 20% from US$1.7 million in the same period last year and a decrease of 72% from US$4.6 million last quarter.

In US$ thousands, except percentage	1Q 2019	4Q 2018	1Q 2018	QoQ % Change	YoY % change

Net income	172	3,838	1,373	(96%)	(87%)
Add: Share-based Compensation related to share options and restricted share units	1,143	811	277	41%	313%
Adjusted Net Income (Non-GAAP)	1,315	4,649	1,650	(72%)	(20%)

Basic and diluted net income per ADS were US$0.003 and US$0.003 in the first quarter of 2019, and basic and diluted Adjusted Net Income (Non-GAAP) per ADS were US$0.02 and US$0.02 in this period.

Balance Sheet and Cash Flow

As of March 31, 2019, Cash and cash equivalents and restricted cash was US$77.3 million compared to US$84.9 million as of December 31, 2018.

Net cash outflow from operating activities during the first quarter of 2019 was US$3.3 million, compared to inflow from operations of US$2.6 million for the same period in 2018 and inflow of US$13.3 million during the last quarter. The cash outflow from operating activities during the first quarter of 2019 was the result of better credit terms extended to customers as part of the Company’s initiatives to expand its advertising business, and the payment of staff annual bonuses and other accrued expenses by December 31, 2018.

Share Repurchase Plan

On November 26, 2018, the Company announced a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the 12-month period from November 30, 2018. As of March 31, 2019, the Company has used an aggregate of US$5.7 million to repurchase 645,367 ADSs.

Business Outlook

For the second quarter of 2019, CooTek expects total revenue to be between US$45 million and US$50 million, representing 58% to 76% increase year-over-year.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Monday, June 3, 2019 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, lifestyle, healthcare, short videos and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net income (loss) that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	US$	US$	US$

Net revenues	21,919	47,045	40,037
Cost of revenues	(4,210)	(3,487)	(3,541)
Gross Profit	17,709	43,558	36,496
Operating expenses:
Sales and marketing expenses	(10,691)	(31,838)	(27,378)
Research and development expenses	(3,829)	(5,833)	(6,616)
General and administrative expenses	(1,862)	(3,625)	(2,344)
Other operating income, net	22	1,526	68
Total operating expenses	(16,360)	(39,770)	(36,270)
Income from operations	1,349	3,788	226
Interest income, net	62	107	362
Foreign exchange loss	(38)	(57)	(416)
Income before income taxes	1,373	3,838	172
Income tax expense	—	—	—
Net income	1,373	3,838	172
Net income per ordinary share
Basic	0.0005	0.001	0.00005
Diluted	0.0004	0.001	0.00005
Weighted average shares used in calculating net income per ordinary share
Basic	898,393,690	3,143,398,375	3,181,144,897
Diluted	1,037,517,769	3,259,214,404	3,310,299,485
Non-GAAP Financial Data
Adjusted Net Income	1,650	4,649	1,315
Adjusted EBITDA	1,867	4,887	1,422

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	84,860	77,203
Restricted cash	—	80
Accounts receivable, net of allowance for doubtful accounts of $1,286 and $1,286 as of December 31, 2018 and March 31, 2019, respectively	23,374	27,295
Prepaid expenses and other current assets	4,942	5,812
Total current assets	113,176	110,390
Long-term investments	500	500
Property and equipment, net	4,211	4,315
Other non-current assets	556	478
TOTAL ASSETS	118,443	115,683
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	24,781	26,272
Accrued salary and benefits	4,535	3,003
Accrued expenses and other current liabilities	3,582	2,664
Deferred revenue	344	329
Total current liabilities	33,242	32,268
Other non-current liabilities	878	577
TOTAL LIABILITIES	34,120	32,845

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019
	US$	US$

Shareholders’ Equity :
Ordinary shares	32	32
Treasury Stock	(2,499)	(5,738)
Additional paid-in capital	204,701	205,844
Accumulated deficit	(116,752)	(116,580)
Accumulated other comprehensive loss	(1,159)	(720)
Total Shareholders’ Equity	84,323	82,838
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	118,443	115,683

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	US$	US$	US$

Net cash provided by (used in) operating activities	2,579	13,300	(3,334)
Net cash used in investing activities	(615)	(1,791)	(524)
Net cash (used in) provided by financing activities	(558)	43,734	(4,049)
Net increase (decrease) in cash and cash equivalents	1,406	55,243	(7,907)
Cash, cash equivalents, and restricted cash at beginning of period	27,026	29,448	84,860
Effect of exchange rate changes on cash and cash equivalents	586	169	330
Cash, cash equivalents, and restricted cash at end of period	29,018	84,860	77,283

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	US$	US$	US$

Net income	1,373	3,838	172
Add:
Share-based compensation related to share options and restricted share units	277	811	1,143
Adjusted Net Income (Non-GAAP)*	1,650	4,649	1,315
Add:
Interest expense (income)	(62)	(107)	(362)
Income taxes	—	—	—
Depreciation	279	345	469
Adjusted EBITDA (Non-GAAP)*	1,867	4,887	1,422

* The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.